Avaya Holdings Corp.

4655 Great America Parkway

Santa Clara, California 95054

(908) 953-6000

January 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Avaya Holdings Corp. Registration Statement on Form 10 File No. 001-38289

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avaya Holdings Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 10:00 a.m., Eastern Time, on January 16, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael Kim, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4746, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Patrick J. O’Malley, III
Patrick J. O’Malley, III Senior Vice President and Chief Financial Officer